UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -----------------------

                                    FORM 11-K


                 FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
                      SAVINGS AND SIMILAR PLANS PURSUANT TO
              SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                      For the year ended December 31, 2007

                                       OR

                [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
                        THE SECURITIES EXCHANGE ACT OF 1934

          For the transition period from ___________ to _______________

                        Commission file number 000-51726
                                               ----------


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                     MAGYAR BANK 401 (k) PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              Magyar Bancorp, Inc.
                               400 Somerset Street
                             New Brunswick, NJ 08901


--------------------------------------------------------------------------------
                                       1

                              REQUIRED INFORMATION


The Magyar Bank 401 (k) Profit Sharing Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the following financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA.

The following financial statements, schedules and exhibits are filed as a part of this Annual Report on Form 11-K.


                                                                                                   Page
                                                                                                  Number
                                                                                                  ------
(a)      Financial Statements of the Plan

              Report of Independent Registered Public Accounting Firm                                3

              Statements of Net Assets Available for Plan Benefits as of
              December 31, 2007 and 2006                                                             4

              Statement of Changes in Net Assets Available for Plan Benefits
              for the Year Ended December 31, 2007                                                   5

              Notes to Financial Statements                                                          6

(b) Schedule *

              Schedule of Assets (Held at End of Year) - Schedule H, Line 4i
              as of December 31, 2007                                                               14


* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

(c)      Exhibits

              Index to Exhibits Required by Item 601, Regulation S-K                                16


--------------------------------------------------------------------------------
                                       2

WSB
WithumSmith+Brown
A Professional Corporation
Certified Public Accountants and Consultants

3040 Route 22 West, Suite 110
Somerville, New Jersey 08876 USA
908 526 6363 . fax 908 526 9944
www.withum.com

Additional Offices in New Jersey,
New York and Pennsylania


             Report of Independent Registered Public Accounting Firm
             -------------------------------------------------------

The Plan Administrator and Participants
Magyar Bank 401 (k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for plan benefits of Magyar Bank 401(k) Profit Sharing Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Magyar Bank 401(k) Profit Sharing Plan as of December 31, 2007 and 2006, and the changes in its net assets available for plan benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented only for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ WithumSmith+Brown, P.C.

WithumSmith+Brown, PC
Somerville, New Jersey
June 24, 2008

                      Magyar Bank 401(k) Profit Sharing Plan

               Statements of Net Assets Available for Plan Benefits
                            December 31, 2007 and 2006


                                      Assets                                              2007                2006
                                      ------                                              ----                ----

Investments at fair value:
     Interest-bearing cash                                                              $        2        $   10,706
     Value of funds held in insurance co. general account                                  214,850           183,726
     Value of interest in registered investment companies                                2,197,407         1,648,615
     Employer-related securities                                                           574,310           490,068
     Participant loans                                                                      96,397            19,489
                                                                                        -----------       -----------
          Total investments                                                              3,082,966         2,352,604
                                                                                        -----------       -----------

Receivables:
     Employee contributions                                                                 13,879                 -
     Employer contributions                                                                  6,463           115,956
                                                                                        -----------       -----------
          Total receivables                                                                 20,342           115,956
                                                                                        -----------       -----------

          Total assets                                                                   3,103,308         2,468,560
                                                                                        -----------       -----------


               Net assets available for plan benefits                                  $ 3,103,308       $ 2,468,560
                                                                                       ============      ============

See Accompanying Notes to Financial Statements

                     Magyar Bank 401(k) Profit Sharing Plan

         Statement of Changes in Net Assets Available for Plan Benefits
                          Year Ended December 31, 2007


Additions:
     Investment Income:
        Interest on interest-bearing cash                                            $       53
        Interest on participant loans                                                     3,102
        Other interest                                                                    8,307
        Dividend income                                                                  53,120
        Net depreciation in fair value of investments                                   (59,644)
                                                                                     ----------
          Total investment income                                                         4,938

Contributions:
     Employee                                                                           496,951
     Employer                                                                           171,056
                                                                                     ----------
          Total contributions                                                           668,007
                                                                                     ----------

          Total additions                                                               672,945
                                                                                     ----------

Deductions:
     Distributions to participants                                                       35,655
     Administrative expenses                                                              2,542
                                                                                     ----------
          Total deductions                                                               38,197
                                                                                     ----------

Net increase for the year                                                               634,748

Net assets available for plan benefits, beginning of year                             2,468,560
                                                                                     ----------

Net assets available for plan benefits, end of year                                  $3,103,308
                                                                                     ==========


See Accompanying Notes to Financial Statements

                                   MAGYAR BANK
                           401(k) PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS


Note 1 - General description of the plan:

     The following brief description of the Magyar Bank 401(k) Profit Sharing Plan (the "Plan") is provided for purposes of general information only. Participants should refer to the Plan document for more complete information.

         General:
           The Plan was established effective March 1, 1994. The Plan is a participant-directed defined contribution plan covering substantially all employees, as defined, with Magyar Bank and its subsidiaries (the "Bank"), which elect to participate in the Plan. The Bank is a wholly-owned subsidiary of Magyar Bancorp, Incorporated. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         Eligibility:
           The Plan covers all eligible employees of the Bank who have attained 18 years of age upon their first day of employment.

         Contributions:
           As of April 2, 2007, participants may contribute up to 80% (60% prior to April 2, 2007) of the first $225,000 of their gross earnings, as defined. Contributions of gross earnings may be either before-tax or after-tax dollars. Such contributions are limited to the maximum amount permitted for Federal income tax purposes.

           Participating employees age 50 and above may elect to make "Catch Up" pre-tax contributions to the Plan above the Plan's maximum. The maximum additional Catch Up contribution during the 2007 and 2006 Plan years was $5,000. Effective January 1, 2007, Plan provisions allow for the automatic enrollment of all eligible participants upon entry into the plan of 3% of the participants' eligible compensation, which will be invested into a default investment option determined by the Plan sponsor. Additionally, participants who are currently making an elective contribution to the Plan will automatically have that contribution percentage increased 1% every January 1st to a maximum of 6%.

           The Company makes discretionary matching contributions of 100% of the first 3% of employees' elective contributions and 50% of the next 2% employees' elective contributions up to a maximum of 4% of gross earnings.

                                   MAGYAR BANK
                           401(k) PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS


Note 1 - General description of the plan (continued):

         Participant loans:
           Participants may borrow from their individual participant accounts up to a maximum of the lesser of $50,000 or 50% of the market value of their vested balance. The interest rate used in calculating repayments is the prime rate plus one percentage point at the time of the loan and rates range from 5.25% to 9.25% as of December 31, 2007. The interest rate is fixed at the time of loan origination and remains unchanged for the life of the loan. The interest paid by the participant is credited to the participant's retirement savings account. The loans have maturities up to five years or up to thirty years for the purchase of a principal residence. Loan repayments for principal and interest are made ratably as individual payroll deductions during each regularly scheduled pay period. Loan transactions are treated as a transfer to (from) the respective fund from (to) the participants' loans receivable fund. The loans are secured by the balance in the participant's account.

         Investments:
           Employees may elect to have their contributions and the applicable matching Company contributions invested one of the various funds offered by the Plan.

         Participant accounts:
           Each participant's account is credited with the participant's pre-tax and after-tax contributions, the Bank's matching contributions and an allocation of Plan earnings. Plan earnings are allocated to participants based on each participant's share balance as a percentage of the Plan's total share balances. The benefit to which a participant is entitled is the benefit provided from the participant's vested account.

         Vesting:
           The employees are always 100% vested with respect to their own contributions. The Company contributions, together with the earnings or losses on these contributions, will be available to the employees at time of withdrawal only to the extent they are vested. All Company contributions will become fully vested in the event of a participant's death, early retirement at age 55, total and permanent disability, or the attainment of age 65 (normal retirement date). Effective January 1, 2007, Company matching contributions for each year will vest at the rate of 20% per year of service for the first five years of service and employer non-matching contributions will vest 100% immediately. After an employee has attained five years of service, all current and future contributions are immediately vested.

                                   MAGYAR BANK
                           401(k) PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS


Note 1 - General description of the plan (continued):

         Payments of benefits:
           Once reaching the age of 59-1/2, a participant can withdraw all pre-tax contributions including earnings for any reason. A partial or total withdrawal (including vested Company contributions) of a participant's after-tax contributions may be made on any valuation date or as soon as administratively feasible thereafter. In addition, participants may withdraw pre-tax contributions in the event of a financial hardship in the amount equal to their immediate financial need. Hardship withdrawals will be processed as soon as administratively feasible and in most cases the withdrawal will be subject to Federal income taxes.

         Administrative expenses:
           Expenses incurred in the administration of the Plan and the trust are generally charged to and paid by the plan sponsor and are not included in the accompanying financial statements. Fees pertaining to specific participant transactions are paid by the Plan through participant deductions and are reflected as administrative expenses.

         Plan administration:
           The Plan is administered by the 401 (k) Investment Committee appointed by the Bank's Board of Directors.

         Forfeitures:
           Forfeitures of non-vested participants' accounts are retained in the Plan and used to reduce future employer contributions. During 2007, forfeited non-vested accounts amounted to $0. The employer used previous forfeited amounts of $10,758 to fund employer contributions.

         Plan termination:
           The Company anticipates and believes that the Plan will continue without interruption, but reserves the right to continue or amend the Plan, revise the rate of Company contributions or terminate the Plan at any time. If terminated, the assets of the Plan will be distributed to the participants and beneficiaries in the order and manner prescribed in ERISA.

                                   MAGYAR BANK
                           401(k) PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS


Note 2 - Summary of significant accounting policies:

         Basis of accounting:
           The accompanying financial statements are prepared on the accrual basis of accounting. Under this method of accounting, contributions and investment income are recorded when earned and expenses are recorded when incurred.

         Use of estimates:
           The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

         Investment valuation and income recognition:
           Investments in securities are valued at the fair market value on the last business day of the year based on quoted market rates from national stock exchanges. Participant loans receivable are valued at cost, which approximates fair value. With respect to pooled funds, the Plan shares in the gains or losses according to the percent of the Plan's assets to the total assets of the fund. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

         Distributions:
           Distributions to Plan participants are recorded when paid. The benefit distribution to which a participant is entitled is that benefit which can be provided from the participant's vested account balance.

                                   MAGYAR BANK
                           401(k) PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS

Note 3 - Investments:

     The following table presents all investments that represented 5% or more of the Plan's net assets at respective year ends:

                                                                                                    December  31,
                                                                                           ---------------------------------
                                                                                               2007                  2006
                                                                                           ---------------   ---------------
                  Employer-related securities
                      Magyar Stock Fund                                                      $574,310              $490,068

                  Transamerica Life Insurance Co.
                      Insurance Company/General Account                                       214,850              $183,726
                      Fidelity Mid Cap Fund                                                   212,879               157,187
                      Fidelity Small Cap Fund                                                 241,328               189,807
                      Transamerica Premier Diversified Equity Fund                            290,650               247,006

                  Diversified Investment Advisors
                      Core Bond Fund                                                          244,253               201,533
                      International Fund                                                      199,473                     *
                      Intermediate Horizon Strategic Allocation Fund                          197,577               217,465
                      Value & Income Fund                                                     281,989               259,733

                        * Does not represent 5% or more of the Plan's 2006 net assets


     During 2007, the Plan recognized interest income of $11,462, which includes interest on participant loans of $3,102 and other interest of $8,207 on the insurance company general account. During 2007, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) resulted in a net depreciation in value as follows:


               Net appreciation in fair value of registered investment companies                          $     90,060
               Net depreciation in fair value of employer-related securities                                  (149,704)
                                                                                                             ---------

                           Total                                                                          $    (59,644)
                                                                                                             =========

                                   MAGYAR BANK
                           401(k) PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS


Note 4 - Investment contract with Insurance Company:

     The Plan holds a benefit-responsive investment contract with Transamerica Life Insurance Company ("Transamerica"). Transamerica maintains the contributions in a general account. As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Plan Benefits presents the fair value of the investment contracts at contract value. The contract values are determined daily based on fair value for all separate accounts under group annuity contracts and all mutual funds under net asset value (NAV) custodian agreements. The group annuity contracts held by the Plan meet the five conditions to be considered fully benefit-responsive. The investment custodian has determined that the fair value of the insurance company general account approximates its contract value.

     All of Transamerica's separate account funds are valued daily using publicly available quoted market prices, and participants bear the investment risks. The separate account funds must be reported at the fair market value in the defined contribution plan's financial statements. Accordingly, the disclosure requirements are not applicable to the separate account funds.

     The average yield on the insurance company general account was 3.87% and 3.74% in years 2007 and 2006, respectively.

Note 5 - Related party transactions:

     Included with the Plan's investment alternatives are shares of stock of Magyar Bancorp, Inc. and transactions of these shares qualify as party-in-interest transactions. As of December 31, 2007 and 2006, the Plan held fair values of Magyar Bancorp, Inc. employer stock of $574,310 and $490,068, respectively.

     Certain Plan investments are shares of mutual funds managed by Transamerica Life Insurance Co. and Diversified Investment Advisors, the custodian and record keeper, respectively, as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

                                   MAGYAR BANK
                           401(k) PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS


Note 6 - Tax status of the plan:

     The Plan has received a favorable determination letter from the Internal Revenue Service dated September 8, 2003, which stated the Plan and the related trust are designed in accordance with the applicable sections of the Internal Revenue Code (IRC) and are tax exempt. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

Note 7 - Concentration of risks and uncertainties:

     The assets of the Plan are primarily financial instruments which are monetary in nature and concentrated in investment securities. As a result, interest rates have a more significant impact on the Plan's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the Consumer Price Index. Investments in funds are subject to risk conditions of the individual investment or fund objectives, stock market fluctuations, interest rates, economic conditions and world affairs. Due to uncertainties inherent in the estimations and assumptions process, it is at least reasonably possible that changes in these estimates and assumptions in the near term would be material to the financial statements.

Note 8 - Plan termination:

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a Plan termination, participants would become 100% vested in their accounts.

Note 9 - Financial instruments:

     The fair values of the receivable for investment income and securities sold, and the payable for securities purchased approximated the carrying values at December 31, 2007 and 2006 due to the short maturities of the instruments. The Plan's investments are recorded at fair value.

Note 10 - New accounting standards not yet adopted:

     In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." This Statement defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies to other accounting pronouncements that require or permit fair value measurements, but does not require any new fair value measurements. The Statement is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years (as of January 1, 2008 for the Plan). The Plan is evaluating the effect of SFAS No. 157 on its financial statements.

                                   MAGYAR BANK
                           401(k) PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS


Note 10 - New accounting standards not yet adopted (continued):

     In February 2007, the FASB issued SFAS No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities" which included an amendment of FASB Statement No. 115. Statement 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Statement 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007, (as of January 1, 2008 for the Plan). Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement No. 157, Fair Value Measurements. The Plan has not made an early adoption election and SFAS No. 159 is currently under evaluation to determine the impact on the Plan's financial statements.

Note 11 - Reconciliation of financial statements to Form 5500:

     The following is a reconciliation of net assets available for plan benefits from the statement of net assets available for plan benefits to the filed form 5500 at December 31, 2006:

                  Net assets available for plan benefits per the
                  statement of net assets available for plan benefits                   $  2,468,560
                  Employer contributions receivable per the statement
                  of net assets available for plan benefits                                 (115,956)
                                                                                        ------------
                  Net assets available for plan benefits
                  per form 5500                                                         $  2,352,604
                                                                                        ============

     The following is a reconciliation of employer contributions for 2007 from the statement of changes in net assets available for plan benefits to the filed form 5500:

                  Employer contributions per the statement of changes
                  in net assets available for plan benefits                             $    171,056
                  Employer contribution receivable as of December 31,
                  2006 per the statement of net assets available
                  for plan benefits                                                          115,956
                                                                                        -------------
                  Employer contributions per the form 5500 for 2007                     $    287,012
                                                                                        =============

         Magyar Bank 401(k) Profit Sharing Plan
            EIN No.: 22-1085787, Plan No. 002
         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
              Plan Year Ending: 12/31/2007

                           (b)                                                (c)                                          (e)
              Identity of Issue, Borrower,                  Description of Investment, Including Maturity Date,          CURRENT
  (a)            Lessor or Similar Party                          Rate of Interest, Par or Maturity Value                 VALUE

         Transamerica Life Insurance Co.         American Funds New Perspective Fund                                    $    22,585
   *     Diversified Investment Advisors         Core Bond Fund                                                             244,253
   *     Diversified Investment Advisors         International Fund                                                         199,473
   *     Diversified Investment Advisors         Intermediate Horizon Strategic Allocation Fund                             197,577
   *     Diversified Investment Advisors         Long Horizon Strategic Allocation Fund                                      64,148
   *     Diversified Investment Advisors         Short Horizon Strategic Allocation Fund                                     36,169
   *     Diversified Investment Advisors         Stock Index Fund                                                           144,284
   *     Diversified Investment Advisors         Value & Income Fund                                                        281,989
         Transamerica Life Insurance Co.         Fidelity Mid Cap Fund                                                      212,879
         Transamerica Life Insurance Co.         Fidelity Small Cap Fund                                                    241,328
         Transamerica Life Insurance Co.         Franklin Small Mid Cap Fund                                                  3,188
         Transamerica Life Insurance Co.         Franklin Small Cap Value Fund                                                5,143
         Transamerica Life Insurance Co.         Loomis Sayles Bond Fund                                                     21,434
         Transamerica Life Insurance Co.         Mutual Qualified Fund                                                      118,507
         Transamerica Life Insurance Co.         Pimco Total Return Fund                                                        869
   *     Transamerica Life Insurance Co.         Transamerica Premier Balanced Fund                                          22,151
   *     Transamerica Life Insurance Co.         Transamerica Premier Diversified Equity Fund                               290,650
         Transamerica Life Insurance Co.         Vanguard Target Retirement 2005 Fund                                           284
         Transamerica Life Insurance Co.         Vanguard Target Retirement 2015 Fund                                           281
         Transamerica Life Insurance Co.         Vanguard Target Retirement 2025 Fund                                        74,625
         Transamerica Life Insurance Co.         Vanguard Target Retirement 2035 Fund                                         4,912
         Transamerica Life Insurance Co.         Vanguard Target Retirement 2045 Fund                                        10,678
------------------------------------------------------------------------------------------------------------------------------------
                                                 Mutual Fund Total                                                        2,197,407

   *     Transamerica Life Insurance Co.         Cash Reserve Account                                                             2

   *     Transamerica Life Insurance Co.         Insurance Company/General Account                                          214,850

   *     Magyar Stock                            Employer Stock Fund                                                        574,310

   *     Participants                            Notes Receivable with interest rates of 5.25% to 9.25%                      96,397
                                                 -----------------------------------------------------------------------------------
                                                 Total Plan Assets                                                      $ 3,082,966
                                                 ===================================================================================
         *indicates party-in-interest

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons that administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                       Magyar Bank 401 (k) Profit Sharing Plan




                                       /s/ Elizabeth E. Hance
Date: June 24, 2008                    ______________________________

                                       Elizabeth E. Hance
                                       President and Chief Executive Officer,
                                       Magyar Bancorp, Inc.

--------------------------------------------------------------------------------

                                  EXHIBIT INDEX


Exhibit Number                             Exhibit
--------------          --------------------------------------------------------
     23                 Consent of Independent Registered Public Accounting Firm

WSB
WithumSmith+Brown
A Professional Corporation
Certified Public Accountants and Consultants

3040 Route 22 West, Suite 110
Somerville, New Jersey 08876 USA
908 526 6363 . fax 908 526 9944
www.withum.com

Additional Offices in New Jersey,
New York and Pennsylania


Exhibit 23


            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Forms S-8 (333-128392) of Magyar Bancorp, Inc. of our report dated June 24, 2008 relating to the financial statements of the Magyar Bank 401
(K) Profit Sharing Plan, which appears in this Form 11-K.


/s/ WithumSmith+Brown, P.C.

WithumSmith+Brown, PC
Somerville, New Jersey
June 24, 2008